PROTECTION ONE, INC.

PROTECTION ONE ALARM MONITORING, INC.

January 20, 2009

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 3720
Washington, D.C. 20549
Attention:	Celeste Murphy
Kathryn Jacobson
Dean Suehiro
Scott G. Hodgdon

Re:	Comment Letter Dated December 29, 2008
Regarding Protection One, Inc.
Protection One Alarm Monitoring, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File Nos. 001-12181-01 and 001-12181

Ladies and Gentlemen:

On behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (together, the “Company” or “Protection One”), this letter responds to the letter, dated December 29, 2008 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”), the Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ended September 30, 2008 and the Definitive Information Statement (“Information Statement”) filed on April 29, 2008.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K, Form 10-Q or Information Statement, as applicable.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies, page 32

Valuation of Intangible Assets, page 34

1.                                      Please disclose your significant assumptions underlying the enterprise valuation methodology which you used to determine the fair value of your reporting units.  In particular, tell us and disclose the following:

•                  What the critical quantitative factors were and their sensitivity to change in the near term;

•                  How you determined the goodwill allocable to each reporting unit; and

•                  How you bridged any discrepancy between your methodology and the valuation report.

Response to first bullet

(What the critical quantitative factors were and their sensitivity to change in the near term)

Fair value of the reporting units is determined using a combined income and market approach.  The income approach utilizes discounted cash flow analysis while the market approach primarily considers recent transaction values of other companies with similar operating characteristics to serve as guidelines for fair value.  Management relies on estimates in determining the fair value of each reporting unit, including the following critical quantitative factors:

•                  Anticipated future cash flows and terminal value for each reporting unit.  The income approach relies on the timing and estimates of future cash flows, including an estimate of terminal value.  The projections use management’s estimates of economic and market conditions over the projected period, including growth rates in revenue, customer attrition and estimates of expected changes in operating margins.  Management’s projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated.  As the Company frequently updates its projections, management expects that it would identify on a timely basis any significant differences between actual results and recent estimates.  The Company is not expecting actual results to vary significantly from recent estimates.

•                  Selection of an appropriate discount rate.  The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis.  The discount rate is subject to changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants.  Given the current volatile economic conditions, it is possible that the discount rate will fluctuate in the near term.

•                  Identification of comparable transactions within the industry.  The market approach relies on a calculation that uses a multiple of recurring monthly revenue (“RMR”) based on actual transactions involving industry participants.  RMR multiples are a commonly used valuation metric in the security monitoring industry.  The market approach estimates fair value by applying RMR multiples to the reporting unit’s RMR balance as of the testing date.  Although multiples are subject to change, there has not been a noticeable deterioration in transaction multiples compared to prior years.

A combined income and market approach was used for the annual goodwill impairment analysis in both 2007 and 2008.  Please refer to the Company’s responses to Staff comment #9 and the second bullet of Staff comment #11, which discuss in more detail the critical quantitative factors and their sensitivity to change.

Response to second bullet

(How you determined the goodwill allocable to each reporting unit)

Goodwill is recorded in the Retail, Wholesale and Multifamily operating segments, which are also the reporting units for purposes of evaluating our recorded goodwill for impairment. Goodwill was $41.6 million as of December 31, 2007 and was recorded in the following reporting units:

As of December 31, 2007
(in thousands)

Retail	$19,676
Wholesale	17,198
Multifamily	4,730

Consolidated Goodwill	$41,604

Goodwill of approximately $12 million originated with the push down accounting and related adjustments during 2005 associated with the acquisition of the Company by a new controlling shareholder group.  Additional goodwill of approximately $29 million was recorded in connection with the Company’s merger with IASG during 2007.  After determining the fair value of each reporting unit acquired in the merger, the Company then allocated goodwill to each reporting unit based on the amount of excess fair value determined after assigning values to the individual assets acquired and liabilities assumed related to each reporting unit.

The Company evaluates goodwill for impairment annually as of the beginning of the third quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value in accordance with SFAS 142, Goodwill and Other Intangible Assets.  If the carrying value of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and the Company must complete the second step of the goodwill impairment test.

Response to third bullet

(How you bridged any discrepancy between your methodology and the valuation report)

In response to the Staff’s comment, the Company respectfully notes that two methodologies were not used to determine the fair value of the reporting units.  Management used a combined income and market approach to determine the fair value of the reporting units as of July 1, 2007.  In connection with the annual goodwill impairment assessment for 2007, a valuation report was not obtained, and as a result, there is no discrepancy to bridge.

In response to the Staff’s comment, the Company will revise its critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets in future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable.  The following presents the proposed critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets:

“Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded in the Retail, Wholesale and Multifamily operating segments, which are also our reporting units for purposes of evaluating our recorded goodwill for impairment. Goodwill was $[XX] million and $41.6 million as of December 31, 2008 and 2007, respectively.

Goodwill originated with the push down accounting and related adjustments during 2005 which was associated with the acquisition of the Company by a new controlling shareholder group.  Additional goodwill was recorded in connection with the merger with IASG during 2007.  The Company determined the fair value of each reporting unit acquired in the merger and then allocated goodwill to each reporting unit based on the amount of excess fair value determined after assigning values to the individual assets acquired and liabilities assumed related to each reporting unit.

We evaluate goodwill for impairment annually as of the beginning of the third quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value in accordance with SFAS 142, Goodwill and Other Intangible Assets.

The goodwill impairment test involves a two-step process.  The first step is a comparison of each reporting unit’s fair value to its carrying value.  If the carrying value of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and we must complete the second step of the goodwill impairment test.  The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination.  Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit in a hypothetical analysis that would calculate the implied fair value of goodwill.  If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

Fair value of the reporting units is determined using a combined income and market approach.  The income approach uses a reporting unit’s projection of estimated cash flows discounted using a weighted-average cost of capital analysis that reflects current market conditions.  The market approach primarily considers recent transaction values of other companies with similar operating characteristics to serve as guidelines for fair value.

Management judgment is a significant factor in determining whether an indicator of impairment has occurred.  Management relies on estimates in determining the fair value of each reporting unit, including the following critical quantitative factors:

•                  Anticipated future cash flows and terminal value for each reporting unit.  The income approach relies on the timing and estimates of future cash flows, including an estimate of terminal value.  The projections use management’s estimates of economic and market conditions over the projected period, including growth rates in revenue, customer attrition and estimates of expected changes in operating margins.  Our projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated.  Because management frequently updates its projections, we would expect to identify on a timely basis any significant differences between actual results and recent estimates.  We are not expecting actual results to vary significantly from recent estimates.

•                  Selection of an appropriate discount rate.  The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis.  The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants.  Given the current volatile economic conditions, it is possible that the discount rate will fluctuate in the near term.

•                  Identification of comparable transactions within the industry.  The market approach relies on a calculation that uses a multiple of RMR based on actual transactions involving industry participants.  RMR multiples are a commonly used valuation metric in the security monitoring industry.  The market approach estimates fair value by applying RMR multiples to the reporting unit’s RMR balance as of the testing date.  Although RMR multiples are subject to change, there has not been a noticeable deterioration in transaction multiples compared to prior years.

We completed our annual impairment testing during the third quarter of 2008 and determined that goodwill was not impaired.  We also performed a sensitivity analysis on our estimated fair value determined using the income and market approach.  A key assumption for the income approach involves selection of the discount rate.  We selected a weighted average cost of capital of 9.5 percent for all reporting units.  We noted that an increase in the weighted average cost of capital of approximately 500 basis points for the Retail reporting unit, 350 basis points for the Wholesale reporting unit and 350 basis points for the Multifamily reporting unit would result in an estimate of fair value using the income approach of less than the carrying value.

Given the uncertainty surrounding the global economy and volatility in our stock price at the end of the fourth quarter of 2008, we concluded a triggering event had occurred indicating potential impairment.  We completed an interim goodwill impairment test as of December 31, 2008. [The disclosure will include the results of the assessment, which is not yet complete as of the date of this letter.]

The principal indefinite-lived intangible assets are trade names.  Trade name values were based on the identifiable revenue associated with each segment.  Fair value is determined based on the income approach using the relief from royalty method, which requires assumptions related to projected revenues, the royalty rate and the discount rate.

In connection with our annual impairment testing during the third quarter of 2008, an impairment charge of $0.5 million was recorded on the Network Multifamily® trade name.  The impairment is due to management’s expectation that revenue in the Multifamily segment will continue to decline, thereby reducing the fair value of the trade name below its carrying value.  We have decided to reduce investment in our Multifamily segment until economic conditions become more favorable”

Please also refer to the Company’s response to Staff comment #8 for the proposed disclosure of the critical accounting policy for long-lived assets.

Results of Operations, page 38

2.                                      Since you manage your business segments based on Adjusted EBITDA, please expand to discuss in detail each segment’s Adjusted EBITDA and how you use this measure to evaluate segment performance and allocate resources.  Please provide us with your proposed disclosure.  Refer to FRC 501.06.

Response:

In response to the Staff’s comment, the Company will revise all future Form 10-K and Form 10-Q filings, to the extent then still applicable, to discuss each segment’s Adjusted EBITDA and how management uses this measure to evaluate segment performance and allocate resources.  The discussion will be a part of the MD&A analysis and will address all periods presented.  The following is the Company’s proposed disclosure as if it were included in the Form 10-K for the year ended December 31, 2007, comparing amounts for the years ended December 31, 2007 to December 31, 2006:

“Adjusted EBITDA

Adjusted EBITDA is used by management and reviewed by the Board of Directors in evaluating segment performance and determining how to allocate resources, and we believe it is also utilized by the investor community which follows the security monitoring industry.  The presentation of Adjusted EBITDA is useful because it allows investors and management to evaluate and compare operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.  Adjusted EBITDA measures the efficiency of our monitoring and related service operations as well as non-deferrable investment in creating new customer relationships.  The chief operating decision maker uses this information to allocate resources across segments for investments in customer acquisition activities, capital expenditures and spending in general.  Adjusted EBITDA by segment for the years ended December 31, 2007 and 2006 was as follows:

Adjusted EBITDA
(in thousands)

	For the year ended December 31,
	2007	2006
Retail	$82,232	$64,262
Wholesale	10,375	2,901
Multifamily	14,805	17,067

Retail Adjusted EBITDA increased $18.0 million in 2007 compared to 2006 due to additional contribution from customers acquired in the Merger.  Similarly, Wholesale Adjusted EBITDA increased $7.5 million in 2007 compared to 2006 due to the significant wholesale operations acquired in the Merger.  Multifamily Adjusted EBITDA decreased $2.3 million in 2007 compared to 2006.  The decrease is attributable to the decline in the Multifamily monitored site base and related monitoring and service revenue without a corresponding decrease in related expenses.

The following table provides a reconciliation of (loss) income before income taxes to Adjusted EBITDA by segment (dollars in thousands):

	For the Year Ended December 31, 2007
	Retail	Wholesale	Multifamily
(Loss) Income before income taxes	$(39,135)	$1,482	$6,126
Plus:
Interest expense, net	43,920	2,619	438
Amortization and depreciation expense	49,501	6,274	6,289
Amortization of deferred costs in excess of amortization of deferred revenue	22,223	—	1,952
Stock based compensation expense	1,469	—	—
Other costs, including Merger related expenses	4,344	—	—
Less:
Other income	(90)	—	—
Adjusted EBITDA	$82,232	$10,375	$14,805

	For the Year Ended December 31, 2006
	Retail	Wholesale	Multifamily
(Loss) Income before income taxes	$(27,655)	$2,106	$8,811
Plus:
Interest expense, net	35,045	—	855
Amortization and depreciation expense	34,443	795	6,429
Amortization of deferred costs in excess of amortization of deferred revenue	16,621	—	952
Stock based compensation expense	1,408	—	—
Other costs, including recapitalization expenses	4,452	—	20
Less:
Other income	(52)	—	—
Adjusted EBITDA	$64,262	$2,901	$17,067

Liquidity and Capital Resources, page 47

Debt Obligations, page 48

3.                                      Please refer to your financial covenants and current tests disclosures.  Please be advised that, unless you have determined the likelihood of non-compliance with these covenants and other maintenance tests or default is remote, you should revise to include actual ratios/actual amounts versus minimum ratios/amounts permitted under your debt obligations for such covenants and other maintenance tests.  In addition, please revise to discuss the potential consequences of the restriction on your ability to incur additional ratio indebtedness resulting from not complying with or being able to amend debt covenants in the future.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.  Please provide us with your proposed disclosures.

Response:

In response to the Staff’s comment, the Company will revise future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable, to include additional disclosure within the Liquidity and Capital Resources section.  The actual ratios as of December 31, 2008 will be in the Company’s Form 10-K filing for the year ended December 31, 2008.  The following presents the proposed disclosure (with the revised language being bolded):

“The Senior Credit Agreement, Senior Secured Notes Indenture and Unsecured Term Loan Agreement contain certain covenants and restrictions, including with respect to our ability to incur debt and pay dividends, based on earnings before interest, taxes, depreciation and amortization, or EBITDA.  While the definition of EBITDA varies slightly among the Senior Credit Agreement, Senior Secured Notes Indenture and Unsecured Term Loan Agreement, EBITDA is generally derived by adding to income (loss) before income taxes the sum of interest expense, depreciation and amortization expense, including amortization of deferred customer acquisition costs less amortization of deferred customer acquisition revenue.

The following table presents the financial ratios required by our Senior Credit Agreement, Senior Secured Notes Indenture and Unsecured Term Loan Agreement through December 31, 2009 and our actual ratios as of December 31, 2008.

Debt Instrument	Financial Covenants	Ratio Requirements	Actual Ratio as of December 31, 2008
Senior Credit Agreement	Consolidated Leverage Ratio (consolidated total debt on last day of period/consolidated EBITDA for most recent four fiscal quarters)	Q4 2008 through Q3 2009: Less than 5.75:1.0 Q4 2009: Less than 5.5:1.0	[Not available as of the date herein]

	Consolidated Interest Coverage Ratio (consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters)	Greater than 2.0:1.0	[Not available as of the date herein]

Senior Secured Notes Indenture	Consolidated Fixed Charge Coverage Ratio (current fiscal quarter EBITDA/current fiscal quarter interest expense)	Greater than 2.25:1.0	[Not available as of the date herein]

Unsecured Term Loan Agreement	Consolidated Fixed Charge Coverage Ratio (consolidated EBITDA for most recent four fiscal quarters/consolidated interest expense for most recent four fiscal quarters)	Greater than 2.25:1.0	[Not available as of the date herein]

At December 31, 2008, we were in compliance with the financial covenants and other maintenance tests for all our debt obligations.  The Consolidated Leverage Ratio and Consolidated Interest Coverage Ratio contained in our Senior Credit Agreement are maintenance tests and the Consolidated Fixed Charge Coverage Ratios contained in our Senior Secured Notes Indenture and Unsecured Term Loan Agreement are debt incurrence tests.  We cannot be deemed to be in default solely due to failure to meet such debt incurrence tests. However, failure to meet such debt incurrence tests could result in restrictions on our ability to incur additional ratio indebtedness.  We believe that should we fail to meet the minimum Consolidated Fixed Charge Coverage Ratios in our Senior Secured Notes Indenture and Unsecured Term Loan Agreement, our ability to borrow additional funds under other permitted indebtedness provisions in our Senior Secured Notes Indenture, Unsecured Term Loan Agreement and Senior Credit Agreement would provide us with sufficient liquidity for our currently foreseeable operational needs.”

7.  Debt and Capital Leases, page 72

Refinancing, page 73

4.                                      Please tell us the terms of the provision that triggered the early maturity date of the senior credit facility.  We note that this facility would have been subject to an early maturity date of June 30, 2008 had the Senior Subordinated Notes not been refinanced.

Response:

As disclosed in Note 7 of the Company’s Form 10-K on page 73 and noted in the Staff’s comment, the senior credit facility would have been subject to an early maturity date of June 30, 2008 had the Senior Subordinated Notes not been refinanced by such date.  The Company completed such refinancing in March 2008, in advance of the June 30, 2008 deadline.

The relevant provision from the Senior Credit Agreement regarding the potential early maturity of the Company’s term loan under its senior credit facility is set forth below:

“Term Loan Maturity Date”:  March 31, 2012; provided that the Term Loan Maturity Date shall automatically become June 30, 2008 if the Senior Subordinated Notes are not repaid (or refinanced pursuant to a Permitted Refinancing) in full on or prior to such date.”

Item 9A.  Controls and Procedures, page 107

5.                                      Please confirm that the principal executive officer and principal financial officer of both Protection One, Inc. and Protection One Alarm Monitoring, Inc. conducted the evaluations required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.  In future filings, please revise your disclosure to clarify that such evaluations were conducted for both parent and subsidiary.

Response:

In response to the Staff’s comment, the Company confirms that the principal executive officer and principal financial officer are the same for both Protection One, Inc. and Protection One Alarm Monitoring, Inc.  The Company also confirms that these individuals conducted the evaluations for both entities required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.  In future filings, the disclosure will be revised to indicate that the evaluations were performed for both Protection One, Inc. and Protection One Alarm Monitoring, Inc.

Item 15. Exhibits

Exhibits 31.1 and 31.2

6.                                      We note that the certifications required by Exchange Act Rule 13a-14(a) apply to both Protection One, Inc. and Protection One Alarm Monitoring, Inc.  In your future filings, please file separate certifications for the principal executive officer and principal financial officer of each entity.

Response:

In response to the Staff’s comment, the Company confirms that in future Form 10-K and Form 10-Q filings separate certifications for the principal executive officer and principal financial officer of each of Protection One, Inc. and Protection One Alarm Monitoring, Inc. will be filed.

Form 10-Q for the Quarterly Period Ended September 30, 2008

1.  Organization, Basis of Consolidation and Interim Financial Information

7.                                      Please see the last paragraph.  If true, revise to state in future filings that all adjustments were of a normal recurring nature.  Otherwise, describe in detail the nature and amount of the adjustments that were other than normal recurring nature.

Response:

In response to the Staff’s comment, the Company confirms that all adjustments during the nine and three months ended September 30, 2008 and 2007 were of a normal recurring nature.  Future Form 10-K and Form 10-Q filings will be revised as follows:

“In the opinion of management of the Company, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements have been included herein.”

3.  Intangible Assets, page 10

8.                                      Please tell us why the impairment tests for customer accounts, dealer relationships and other intangible assets assigned to the Multifamily segment did not result in any impairment of these assets.  If you did not perform impairment tests on these assets, tell us why.  Also, please separately disclose your critical accounting estimates on impairment testing of your long-lived assets.

Response:

The Company views the assets listed in the table below as significant long-lived assets for the Multifamily segment.  Although the Multifamily segment has no dealer relationships or other intangible assets, the Company does consider its deferred customer acquisition costs to be significant.  The Multifamily segment had the following long-lived assets as of September 30, 2008:

Multifamily Segment
As of September 30, 2008
(in thousands)

Customer accounts, net	$25,365
Deferred customer acquisition costs, net	10,044
Dealer relationships	—

As a result of the annual impairment testing during the Company’s third quarter in accordance with SFAS 142, Goodwill and Other Intangible Assets, the Company recorded an impairment of $0.5 million on the Multifamily indefinite-lived trade name during the three months ended September 30, 2008.  The impairment was due to management’s expectation that Multifamily revenue will continue to decline.  The Company has reduced the level of additional investment in the segment until economic conditions become more favorable.  Management considered the trade name impairment an indicator of potential impairment of the Multifamily long-lived assets identified in the table above.  As a result, the Company reviewed these long-lived assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for potential impairment.

The Company prepared an undiscounted cash flow analysis and concluded that the Multifamily customer accounts and deferred customer acquisition costs were not impaired as of September 30, 2008.  The estimated future cash flows used in the annual goodwill impairment testing for the Multifamily reporting unit were the basis for the impairment testing for the Multifamily customer accounts and deferred customer acquisition costs.  The carrying value of the customer accounts and deferred customer acquisition costs had previously been reduced through amortization to a level that did not result in impairment.

In addition, the Company also considered the fair value of the Multifamily long-lived assets using a market approach.  Transactions within the security monitoring industry involving the sale of customer accounts are frequently valued as a multiple of RMR.  Using an estimated fair value RMR multiple, the fair value of the Multifamily customer accounts and deferred customer acquisition costs was well in excess of the carrying value.  This supplemental analysis further supported the Company’s conclusion that the Multifamily customer accounts and deferred customer acquisition costs were not impaired as of September 30, 2008.

In response to the Staff’s comment requesting separate disclosure, the Company intends to disclose in future Form 10-K filings and Form 10-Q filings, as appropriate, the following critical accounting policy for impairment testing of its consolidated long-lived assets:

“Long-Lived Assets

Long-lived assets include property and equipment, customer accounts, dealer relationships, deferred customer acquisition costs and other amortizable intangible assets.  We review long-lived assets for impairment in accordance with the guidance in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Recoverability of long-lived assets is measured by a comparison of the carrying value to the future undiscounted cash flows expected to be generated by the assets.  If we determine an impairment exists, the amount of impairment recognized is the amount by which the carrying value exceeds fair value.  Projections of future cash flows are subject to change as a result of actual results differing from expectation as well as higher than expected levels of customer attrition.  Though we are not expecting actual results to vary significantly from our projections, long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.”

9.                                      Please tell us your basis for concluding that no impairment of goodwill was required.  In this regard, we note your risk factor disclosures on pages 13 and 15 of your 2007 Form 10-K that you do not expect to attain profitability in the near future, that your substantial indebtedness adversely affects your financial condition, and that you are susceptible to downturns in the housing market which may negatively impact results of operations.

Response:

The Company completed its annual goodwill impairment assessment in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets.  Goodwill is recorded in the Retail, Wholesale and Multifamily operating segments, which are also reporting units for purposes of allocating goodwill. As of July 1, 2008, which corresponds to the date of the annual impairment testing, goodwill was recorded as follows:

As of July 1, 2008
(in thousands)

Retail	$19,676
Wholesale	17,198
Multifamily	4,730

Consolidated Goodwill	$41,604

Fair value was determined using a combined income and market approach with significant assumptions required in arriving at management’s estimates of fair value.  A valuation report was also obtained from a third-party valuation specialist to assist management in determining fair value.  Please refer to the Company’s responses to Staff comments 10 and 11 regarding the determination of fair value for each reporting unit, including the methods utilized and the weighting of the separate valuation approaches.

The combined fair value of the Company’s reporting units was $800 million as of the annual impairment testing date, which resulted in an excess of fair value over carrying value of $319 million.  The following table summarizes the fair value and carrying value for each reporting unit as of July 1, 2008, the date of the annual impairment testing:

As of July 1, 2008

(in thousands)

				% Excess over
	Fair Value	Carrying Value	Excess	Carrying Value
Retail	$645,000	$365,383	$279,617	77%
Wholesale	90,000	69,581	20,419	29%
Multifamily	65,000	45,683	19,317	42%

Total	$800,000	$480,647	$319,353	66%

The following table provides additional detail regarding fair value determined by the income and market approaches for each reporting unit:

As of July 1, 2008
(in thousands)

	Fair Value	Weight

Retail
Income approach	$642,000	60%
Market approach - guideline company	$638,000	10%
Market approach - transaction method	$658,000	30%

Retail concluded fair value	$645,000

Wholesale
Income approach	$99,000	50%
Market approach - transaction method	$79,000	50%

Wholesale concluded fair value	$90,000

Multifamily
Income approach	$57,000	50%
Market approach - transaction method	$71,000	50%

Multifamily concluded fair value	$65,000

The Company also considered whether to conduct a sensitivity analysis to determine whether the fair value of each reporting unit would continue to exceed carrying value if certain assumptions were modified.

Given the $280 million fair value in excess of carrying value for the Retail reporting unit, limited sensitivity analysis was performed.

Although fair value of each reporting unit was determined using a combined income and market approach, the Company considered whether use of the more conservative fair value estimate, calculated under either the income or market approach, would result in impairment.  For the Wholesale reporting unit, use of the market approach yielded a fair value estimate lower than the combined market and income approach but still approximately $10 million, or 14%, in excess of carrying value.

With respect to the Multifamily reporting unit, use of the more conservative income approach yielded a fair value estimate lower than the combined market and income approach but still approximately $11 million, or 25%, in excess of carrying value.

The following table presents a sensitivity analysis that quantifies the impact to fair values with certain changes in the critical factors:

Change in	Resulting Change in Fair Value
Assumption	Retail	Wholesale	Multifamily
	(in millions)
Transaction Multiple:
1.0X	$20.6	$4.0	$2.4
2.0X	$41.2	$8.0	$4.8
Discount Rate:
50 basis points	$44.3	$5.7	$2.0
100 basis points	$83.1	$10.5	$3.8
200 basis points	$147.6	$19.1	$7.1
Growth Rate:
50 basis points	$40.3	$4.1	$1.7
100 basis points	$75.6	$7.7	$3.1
200 basis points	$134.4	$11.0	$5.7

The table indicates that even after considering additional fluctuation of significant assumptions, each reporting unit’s fair value was in excess of its carrying value.

The analysis supports the Company’s conclusion that the goodwill recorded in the Retail, Wholesale and Multifamily reporting units was not impaired as of the annual testing date.

Consideration of market capitalization

The Company also considered its market capitalization as of the annual impairment testing date.  The market capitalization of common stock as of July 1, 2008 was approximately $222 million.  When combined with long-term debt of $532 million, this resulted in a total enterprise value of $754 million, compared to the aggregate fair value of all reporting units of $800 million as of the same date.  Both the market capitalization and the sum of the fair value of the reporting units are well in excess of carrying value and are reasonable in relation to each other.

The following table presents reporting unit fair value, market capitalization and carrying value:

As of July 1, 2008
(in thousands)

Fair Value
Retail	$645,000
Wholesale	90,000
Multifamily	65,000

Fair value of reporting units	$800,000

Market capitalization	$754,000

Carrying value	$480,647

The stock price of $8.81 per share as of September 30, 2008, the last day of the Company’s third quarter, was consistent with the value of $8.77 per share on the date of the annual impairment assessment at July 1, 2008.  The Company did experience a decline in its stock price subsequent to the filing of its Form 10-Q for the period ending September 30, 2008.  The Company considers the recent decrease in its stock price a potential impairment indicator and intends to complete an interim goodwill impairment assessment as of December 31, 2008.

In light of the recent economic downturn, the Company is actively monitoring recent business trends as additional indicators of impairment.  Although the economic downturn and turmoil in the credit markets may impact the Company’s financial performance, the Company has not yet experienced a significant impact.  Total customer attrition rates have remained generally consistent. Increases in attrition arising from financial, hardship or bankruptcy reasons have been mitigated by lower cancellation rates due to fewer homeowner moves.  While customer installation activity is down slightly, the Company has not experienced a significant drop in organic customer additions and expects an increase in opportunities to acquire existing accounts from third parties.

With regard to the Staff’s comment pertaining to our risk factor disclosures, our history of losses is a result of substantial interest costs and accelerated non-cash amortization of customer accounts and deferred customer acquisition costs.  So long as the Company continues to add to its existing customer base, amortization of previously deferred costs will remain high.

10.                               In your Form 10-K, you disclosed that you determined a reporting unit’s fair value by using an enterprise valuation methodology determined by a discounted cash flow approach.  However, as disclosed herein, fair value was determined using a combined income and market approach with significant management assumptions on estimated cash flows and weighted average cost of capital.  It appears that you may have changed your methodology in testing goodwill for impairment since July 1, 2007 (annual impairment test date).  Please advise us in detail how your assumptions and methodologies for goodwill impairment testing have changed, highlighting the impact of any changes, including but not limited to, the timing and amounts of your estimated discounted cash flows and your use of your market capitalization and/or private and public trading multiples for similar entities.  If you changed the methods used to estimate the fair value of your reporting units, tell us why you believe the new method provides a better estimate of fair value and the reason for this change.

Response:

The Company’s methodology in testing goodwill for impairment did not change from 2007 to 2008; management considered both the income and market approaches to determine fair value in those years.  The disclosure in the Form 10-K should have been similar to the Form 10-Q disclosure, which stated:

“Fair value was determined by management using a combined income and market approach with significant management assumptions required in arriving at our estimates of forecasted cash flows and weighted average cost of capital.”

Although the methodology remained consistent, certain of the significant assumptions in each valuation approach changed as follows for each of the years:

	Retail		Wholesale		Multifamily
	July-08	July-07	July-08	July-07	July-08	July-07

Market Transaction Multiple	32.0	31.5	20.0	17.3	30.0	26.5
Discount Rate	9.5%	10.0%	9.5%	10.0%	9.5%	10.0%
Growth Rate (a)	2.5%	2.6%	1.0%	1.0%	-1.0%	1.0%

(a)  Multifamily’s growth rate changed due to a change in management’s forecast reflecting management’s decision to reduce investment in the Multifamily segment until economic conditions become more favorable.

Additionally, the weightings of the valuation approaches to determine fair value represent significant assumptions and were as follows for each year:

	Retail		Wholesale		Multifamily
	July-08	July-07	July-08	July-07	July-08	July-07

Income	60%	55%	50%	50%	50%	50%
Market - Guideline	10%	0%	0%	0%	0%	0%
Market - Transaction	30%	45%	50%	50%	50%	50%

The Company also considered and compared its market capitalization plus long-term debt to the sum of the reporting units’ fair value, and concluded the comparison was reasonable for the 2008 impairment testing and significantly higher than the fair value determined in the 2007 impairment test.  Please refer to the Company’s response to Staff comment #11 which discusses the significant assumptions in more detail.

11.          In addition, please tell us the following:

•                  How you weight each of the methods used, including your basis for that weighting;

•                  What critical quantitative factors were used in each valuation method and their   sensitivity to change in the near term;

•                  How you bridged any discrepancy in fair value derived under various approaches;

•                  Whether estimated cash flows under the income approach are consistent with the most recent budgets and plans approved by management;

•                  Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment;

•                  How you considered estimates and expectations that marketplace participants would use in their estimates of fair value; and

•                  How you considered the effect of recent business trends and uncertainties in your estimates.

Response to first bullet

(Please tell us how you weight each of the methods used, including your basis for that weighting.)

For each reporting unit, the Company weighted each of the methods as detailed in the table below:

As of July 1, 2008

	Income Approach	Market - Guideline	Market - Transaction
Retail	60%	10%	30%
Wholesale	50%	0%	50%
Multifamily	50%	0%	50%

The income approach was given significant weight for all three reporting units.  The market transaction method was also given significant weight for all three reporting units because the value of transactions in the industry is referenced as a multiple of RMR, and based on a review of a reasonable number of recent industry transactions, management concluded the weighting of the market transaction method was appropriate.  The market guideline company method was given a small weight for Retail because, though the guideline companies are generally comparable, they are not similar enough to warrant a significant weight in determining fair value.  The market guideline company method was given no weight for Wholesale and Multifamily because of inadequate comparability due to the more specialized nature of these monitored security operations and lack of market data for companies engaged in similar lines of business.

Response to second bullet

(Please tell us what critical quantitative factors were used in each valuation method and their sensitivity to change in the near term.)

The critical quantitative factors utilized in the income approach include management’s projections, the selection of an appropriate discount rate and the estimate of the future value of cash flows beyond the projection period, also referred to as the terminal value.

Management’s projections are subject to change as actual results are achieved that differ from those anticipated.  Management utilizes the most current budgets and plans when performing impairment tests and such plans are regularly updated in the normal course of business.  The Company has modified its forecast since the completion of the July 1, 2008 valuation and will incorporate the updated projections in the interim goodwill impairment assessment as of December 31, 2008.

The discount rate is subject to adjustment as market conditions and the capital structures of the guideline companies used in the analyses change (see listing in the response to the sixth bullet below).  The terminal value was determined using the Gordon Growth Model and is subject to revision based on the discount rate and the estimated long-term growth rate, each of which is also subject to change.   The growth rate is subject to change based primarily on long-term economic and market factors and, to a lesser extent, the Company’s plans and projections for the longer term.  It is not believed that these underlying long-term factors will change measurably in the near term.  Please refer to the Company’s response to Staff comment #10 regarding the specific discount rate and growth rate assumptions used.

The critical quantitative factor in the transaction valuation method is the multiple of RMR, which is a commonly used valuation metric in the security monitoring industry. The Company has not observed any noticeable deterioration in the RMR multiples in transactions in the marketplace from the levels used in the valuation.

Response to third bullet

(Please tell us how you bridged any discrepancy in fair value derived under various approaches.)

The differences in value indicated under the varying approaches were within a typical or reasonable range and in each case resulted in a value well in excess of the respective reporting units’ carrying value.  In general, the approximately equal weighting between the income and market approaches reflects the absence of conclusive or persuasive evidence indicating the greater relevance of a particular method.  In addition, the market capitalization of Protection One, Inc. was compared to the sum of the reporting units’ fair value and was found to be reasonable and in excess of the carrying value.

Response to fourth bullet

(Please tell us whether estimated cash flows under the income approach are consistent with the most recent budgets and plans approved by management.)

The estimated cash flows used in the income approach were consistent with the latest available forecast prepared by management and presented to the Board of Directors at the time of the filing of the Form 10-Q.  During December 2008, the Company updated its projections and will incorporate the revised forecast in the interim goodwill impairment assessment as of December 31, 2008.

Response to fifth bullet

(Please tell us whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment.)

The market multiples in the market transaction method inherently reflect a control premium.  For this analysis, the market guideline company method did not include a specific adjustment for a control premium.

Response to sixth bullet

(Please tell us how you considered estimates and expectations that marketplace participants would use in their estimates of fair value.)

In determining fair value under the income approach, the discount factor was determined utilizing data representative of marketplace participants.

The discount rate was based on a weighted average cost of capital analysis which considered short-term interest rates, the yields of long-term corporate and government bonds, and other alternative investment instruments, as well as the typical capital structure of firms in the security monitoring and related industries.  The market guideline companies were as follows:

•                  AlarmForce Industries Inc.

•                  Brinks Co.

•                  Charter Communications Inc.

•                  Devcon International Corp.

•                  Dish Network Corp.

•                  Henry Bros Electronics Inc.

•                  MediaCom Communications Corp.

•                  Protection One, Inc.

•                  Securitas AB

The selected discount rate was weighted to incorporate the rates of return required by suppliers of debt and equity capital.  Because the optimum capital structure for a specific firm cannot be calculated, the discount rate developed was based on the typical capital structure of the guideline companies listed above.

In estimating the fair value that marketplace participants would use in valuing the reporting units under the market transaction method, the Company reviewed available data from actual transactions that occurred in the industry over the previous eighteen months to determine an appropriate estimate of the RMR multiples paid.

Response to seventh bullet

(Please tell us how you considered the effect of recent business trends and uncertainties in your estimates.)

The effect of recent business trends in the estimates of fair values as they existed at July 1, 2008, is reflected in the projections used in the income approach and in the selection of the multiples used in the market transaction method.  The Company used a combination of the income approach and the market approach to mitigate uncertainties in either approach.

For example, forecasted attrition rates used in the Company’s projections were increased from the prior year forecasted attrition rates.  Further, management analyzes transactions in the marketplace to determine the appropriate RMR multiple to be used for the market transaction method, with greater emphasis placed on the most recent transactions.  No trends were identified in connection with the July 1, 2008 valuation.

Liquidity and Capital Resources, page 45

12.                               Please confirm to us and disclose that you expect to generate cash flow in excess of that required for operations, for interest payments and for principal payments for all your debt obligations within twelve months of the balance sheet date.

Response:

The Company confirms that it expects to generate cash flow in excess of that required for operations, interest payments and principal payments for all of its debt obligations within twelve months of the balance sheet date.  Future Form 10-K and Form 10-Q filings will be revised as follows, to the extent then still accurate and applicable:

“We expect to generate cash flow in excess of that required for operations, interest payments and principal payments required under all of our debt obligations during the twelve months following the date of the financial statements included in this report.”

13.                               Addressing the financial capability and resources of your primary lender(s), please tell us your basis for concluding that you have the ability to draw on the revolving credit facility, should Lehman not be able to meet its funding commitment.

Response:

With the exception of Lehman, the Company has no reason to believe at this time that the lenders participating in the revolving credit facility cannot or will not meet their respective contractual obligations to extend credit under the revolving facility.  In response to the Staff’s comment, the Company will revise future Form 10-K and Form 10-Q filings to include, to the extent then still accurate and applicable, the following disclosure:

“Lehman Commercial Paper, Inc. (“Lehman”) is a party to our revolving credit facility with a commitment to fund 10% of our borrowings under the facility. Although we have not and currently do not expect to draw on the revolving credit facility, we expect that Lehman will not fund any future borrowing requests.  We have no reason to believe at this time that the other lenders to our revolving credit facility will not fulfill their respective contractual obligations to fund any of our future borrowing requests.  As a result, we believe the availability under our revolving credit facility has been effectively reduced by $2.5 million.  In spite of the reduced availability we believe we have sufficient liquidity for our currently foreseeable operational needs.”

Definitive Information Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

14.                               We note your disclosure on pages 9 and 13 of your definitive information statement that the board of directors engaged a compensation consultant to consider executive compensation at other companies.  In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation.  See Item 402(b)(2)(xiv) of Regulation S-K.  For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance ad Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company notes the Staff’s comment and will revise its disclosure in future filings to include identification of the survey information that the Board of Directors was provided in connection with its compensation decisions.

In future filings, the Company intends to revise the disclosure on page 9 of the Information Statement to read substantially as follows (with the revised language being bolded):

“To assist our Board of Directors in evaluating base salaries and bonus opportunities in June 2004, a compensation consultant was selected by our Board of Directors and was instructed to ensure that our compensation programs were appropriate to motivate, retain and compensate senior management through an impending financial restructuring. The compensation consultant developed compensation data obtained from surveys of compensation practices for a broad cross-section of companies representing diverse industries, performance, capital structure and competitive challenges. Where possible, the compensation consultant used regression analysis to adjust the data to our revenue size.  The compensation data provided by the compensation consultant was based on data obtained from the following survey sources: Towers Perrin Executive Compensation Database – Single Regression Report (March 2003), Towers Perrin Executive Compensation Data Base – Descriptive Statistics Report (March 2003), Towers Perrin Long-Term Incentive Plan Report (March 2003) and Watson Wyatt Top Management Compensation survey (April 2003).  The current named executive officers’ salaries as of June 2004, other than Ms. Lessner’s, were found to range from the 46th percentile to the 61st percentile for competitive base salary for their position, and these base salary levels were left unchanged in the employment agreements that the Company subsequently entered into with each of the named executive officers.”

In future filings, the Company intends to revise the disclosure on page 13 of the Information Statement to read substantially as follows (with the revised language being bolded):

“Our Board of Directors retained a compensation consultant to review the proposed terms for the SAR Plan and the 2004 Stock Option Plan.  The compensation consultant considered compensation practices in private equity firms, including information from a survey titled 2003 Private Equity Firms Compensation Survey, because private equity firms, our Principal Stockholders, then owned approximately 87% of our outstanding stock.  The compensation consultant also reviewed practices for thirty-nine companies emerging from restructurings, because the plans were developed in connection with our anticipated financial restructuring. The compensation consultant advised that there were wide variations in equity arrangement practices among companies owned by private equity firms, but that typically between 10% and 20% of the equity interest in such companies was held by employees. With respect to companies emerging from restructurings, the compensation consultant noted that for the companies in its survey, between 2.6% and 20.5% of shares were reserved for employees, with a median of 11%, and that grants of shares of equity upon emergence ranged from 1.3% to 15.2% of outstanding shares, with a median of 8.0%. With respect to companies emerging from restructurings, the compensation consultant noted that the equity interests received by employees typically consisted of stock options, warrants and/or restricted stock. The number of shares reserved under the 2004 Stock Option Plan was equal to approximately 9.9% of our diluted shares outstanding upon completion of the restructuring, and the number of shares underlying options that were granted upon completion of the restructuring was equal to approximately 8.8% of our diluted shares outstanding upon completion of the restructuring. The compensation consultant did not provide directly competitive information with respect to the SAR Plan. The 2004 Stock Option Plan and the SAR Plan were approved by a special committee of our independent directors in connection with the February 2005 financial restructuring.”

The Company notes that the Board of Directors was not advised of, and the Company does not know, the identity of the companies that were included in the above-referenced surveys from which the compensation consultants obtained data.  Accordingly, the Company believes that disclosure of the identities of the companies included in the surveys reviewed by the compensation consultant should not be included, may be impossible to obtain and, under the circumstances, could be misleading to investors because it might be read to inaccurately imply that the Board of Directors predicated its compensation decisions in part based on the identified individual companies.   The disclosure proposed above would provide investors with the information that the Board of Directors actually considered in connection with its compensation decisions.

Outstanding Equity Awards at Fiscal Year-End, page 22

15.                               Please disclose the vesting dates for the options footnoted by footnotes (1), (4) and (5).  Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide the grant date of each option.  The Company intends to revise footnotes (1), (4) and (5) in future definitive information statement filings as follows (with the revised language being bolded):

(1)   These options, which were granted on February 8, 2005, vest and become exercisable ratably over a 48-month period beginning with the first full month following the grant date, or March 1, 2005, provided that the options granted to Mr. Ginsburg, Mr. Nevin and Mr. Pefanis generally vest and become exercisable immediately upon a qualifying termination, as defined in their respective employment agreements (excluding a qualifying termination resulting from a voluntary termination for any reason during the thirty-day period beginning six months after certain potential change in control transactions), that occurs after any sale by our Principal Stockholders of at least 60% of their equity interest in Protection One.

(4)  These options, which were granted on July 25, 2006, vest and become exercisable ratably over a 48-month period beginning with the first full month following the grant date, or August 1, 2006.

(5)  These options, which were granted on May 7, 2007, vest and become exercisable ratably over a 48-month period beginning with the first full month following the grant date, or June 1, 2007.

*              *              *              *

The Company trusts that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K, Form 10-Q and the Information Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin

Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc.

cc:	Richard Ginsburg, Protection One, Inc.
Sarah Strahm, Protection One, Inc.
Mark Lacy, Deloitte & Touche LLP
R. Scott Falk, Kirkland & Ellis LLP